August 25, 2011

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Mentor Graphics Corporation
Form 10-K for fiscal year ended January 31, 2011

Mr. Gilmore –

This is in reference to your comment letter dated August 19, 2011 regarding our filing referenced above. Mentor Graphics respectfully requests that the time to respond to your letter be extended to Friday, September 16, 2011.

If you have any questions or comments regarding this letter or our future response, please call me at 503-685-1295.

Sincerely,

Dean M. Freed

Vice President and General Counsel

cc: Jamie John